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                                                                  Exhibit (a)(8)

                  EXCEL LEGACY CORP. ANNOUNCES COMMENCEMENT OF
             EXCHANGE OFFER FOR PRICE ENTERPRISES, INC. COMMON STOCK

SAN DIEGO--(BUSINESS WIRE)--October 6, 1999--Excel Legacy Corp. ("Legacy") (AMEX:XLG) today announced that it is commencing its exchange offer for all outstanding shares of Common Stock of Price Enterprises Inc. ("Price Enterprises") (Nasdaq:PREN). The offer is being made pursuant to an agreement between Legacy and Price Enterprises which was announced on June 2, 1999, as subsequently amended. Under the terms of the agreement, Legacy is offering to all Price Enterprises stockholders $8.50 per share for all shares of Price Enterprises Common Stock, comprised of $4.25 per share in cash, $2.75 per share in principal amount of Legacy's 9% Convertible Redeemable Subordinated Secured Debentures due 2004, which will be convertible at any time into shares of Legacy Common Stock at $5.50 per share, and $1.50 per share in principal amount of Legacy's 10% Senior Redeemable Secured Notes due 2004. The exchange offer is detailed in the Schedule 14D-1 and the Offer to Exchange/Prospectus filed by Legacy with the Securities and Exchange Commission. The exchange offer is currently scheduled to expire at 12:00 Midnight, New York City time on November 3, 1999, unless extended.

Jack McGrory, President and CEO of Price Enterprises, stated "Our Board of Directors reviewed the exchange offer with Legacy and unanimously recommends that the stockholders of Price Enterprises tender their shares of Common Stock in the offer."

The exchange offer is conditioned upon, among other things, at least 8,000,000 shares of Price Enterprises Common Stock being tendered for exchange and not withdrawn prior to the expiration date for the exchange offer. Under previously announced agreements, certain stockholders of Price Enterprises have deposited 8,014,970 shares of Price Enterprises Common Stock in escrow, with instructions to accept the Legacy offer. The aggregate number of shares placed in escrow represents more than 51% of the voting power of Price Enterprises.

Following the consummation of the exchange offer, Price Enterprises' Preferred Stock will remain outstanding. Legacy has agreed that the Preferred Stock will be entitled to elect a majority of Price Enterprises' Board of Directors and to have one designee on Legacy's Board of Directors, until such time as (i) less than 2,000,000 shares of Price Enterprises Preferred Stock remain outstanding or
(ii) Legacy completes a tender offer to acquire any and all outstanding shares of Price Enterprises Preferred Stock at a cash price of $16 per share, or in certain other circumstances. The previously announced agreements also provide that no common stock dividend may be paid from Price Enterprises to Legacy until all Price Enterprises' obligations for interest expense on debt and preferred stock dividends are paid and a $7.5 million annual reserve is in place. The $7.5 million annual reserve may be used for improvement and/or acquisition of properties, the repurchase of Price Enterprises' preferred stock or the reduction of Price Enterprises' debt.

Gary B. Sabin, President and CEO of Legacy, will become President and CEO of Price Enterprises and he and Richard Muir of Legacy will become directors of Price Enterprises.


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CONTACT: Graham R. Bullick, Senior Vice President--Capital Markets, Excel Legacy
Corp., 858-675-9400 ext. 203, and Jack McGrory, President and Chief Executive Officer, Price Enterprises, Inc., 858-581-4973.